Exhibit 99.1

Super Hi Reports Unaudited Financial Results for the Fourth Quarter and Full Year 2024

SINGAPORE, March 25, 2025 (GLOBE NEWSWIRE) -- Super Hi International Holding Ltd. (NASDAQ: HDL and HKEX: 9658) (“Super Hi” or the “Company”), a leading Chinese cuisine restaurant brand operating Haidilao hot pot restaurants in the international market, today announced its unaudited financial results for the three months (“Fourth Quarter 2024”) and the full year ended December 31, 2024 (“Full Year 2024”).

Fourth Quarter 2024 Highlights

•	Revenue was US$208.8 million, representing an increase of 10.4% from US$189.2 million in the same period of 2023.

•	In the fourth quarter of 2024, the Company opened 2 restaurants and simultaneously closed 1 restaurant to improve the restaurant configuration. The total number of Haidilao restaurants as of December 31, 2024 was 122, reflecting a net increase of 7 since December 31, 2023.

•	Total table turnover rate[1] was 3.9 times per day, and same-store table turnover rate[2] was 4.0 times per day, both remaining stable compared to the same period of 2023.

•	Had over 8.0 million total guest visits, representing an increase of 9.6% from 7.3 million in the same period of 2023. This growth was primarily attributable to restaurant network expansion and increased participation in group dining from the Company’s development of diverse group dining scenarios.

•	Same-store sales growth[3] was 4.2%.

•	Income from operation margin[4] was 8.4%, compared to 6.4% in the same period of 2023.

Full Year 2024 Highlights

•	Revenue was US$778.3 million, representing an increase of 13.4% from US$686.4 million in the full year of 2023.

•	Total table turnover rate[1] was 3.8 times per day, compared to 3.5 times per day in the full year of 2023. Same-store table turnover rate[2] was 3.9 times per day, compared to 3.6 times per day in the full year of 2023.

•	Had over 29.9 million total guest visits, representing an increase of 12.0% from 26.7 million in the full year of 2023.

•	Same-store sales growth[3] was 7.1%.

•	Income from operation margin[4] was 6.8%, compared to 6.3% in the full year of 2023.

1 Calculated by dividing the total tables served for the year/period by the product of total Haidilao restaurant operation days for the year/period and average table count during the year/period.

2 Calculated by dividing the total tables served for the years/periods by the product of total Haidilao restaurant operation days for the year/period and average table count at the Company’s same stores during the years/periods.

3 Refers to the year-over-year growth of the aggregate gross revenue from Haidilao restaurant operations at the Company’s same stores for the year/period indicated.

4 Calculated by dividing income from operation5 by total revenue.

Ms. Yang Lijuan, CEO & Executive Director of Super Hi, commented, “This quarter, we continued to implement our strategy of 'Dual focus on employee empowerment and customer-centric operations' through various management tools, driving workforce productivity to provide customers with a pleasant dining experience. This quarter's revenue increased by 10.4% year-over-year, while our income from operation margin4 improved by 2 percentage points compared to the same period of last year, mainly due to our focus on efficiency improvements, including supply chain optimization, enhanced restaurant management efficiency, and strengthened support and coordination between headquarters and stores.”

“In 2024, Super Hi continued to explore expansion in overseas markets, strengthening service capabilities for diverse customer segments. In 2024, Haidilao restaurants' average overall table turnover rate was 3.8 times per day, an increase of 0.3 times per day from last year; Haidilao restaurant level operating margin improved by 1.1 percentage points year-over-year. Additionally, we launched the 'Pomegranate plan' in 2024. This strategic initiative draws inspiration from the pomegranate, where each seed represents a unique business form that collectively supports and forms our comprehensive catering service group. These efforts collectively drove a 13.4% year-over-year revenue growth for Super Hi in 2024, with the income from operation margin expanding by 0.5 percentage points during the same year.”

“Looking ahead, we remain committed to our strategic vision of becoming a leading global integrated restaurant group. While continuing to expand our Haidilao restaurant network and optimize our store layout, we will intensify support for the 'Pomegranate plan' to further diversify our business offerings and broaden our customer base.”

Fourth Quarter 2024 Financial Results

Revenue was US$208.8 million, representing an increase of 10.4% from US$189.2 million in the same period of 2023.

•	Revenue from Haidilao restaurant operations was US$199.9 million, representing an increase of 10.0% from US$181.7 million in the same period of 2023. The increase was mainly driven by (i) ongoing business expansion and increased brand influence; and (ii) continuous efforts to increase guest visits.
•	Revenue from delivery business was US$3.5 million, representing an increase of 12.9% from US$3.1 million in the same period of 2023, primarily due to (i) the expansion of the Company’s delivery network; and (ii) enhanced partnerships with local delivery platforms.
•	Revenue from other business was US$5.4 million, representing an increase of 22.7% from US$4.4 million in the same period of 2023, driven by (i) the increasing popularity of hot pot condiment products and Haidilao-branded and sub-branded food products among local customers and retailers; and (ii) the incubation of secondary branded restaurants under the Pomegranate plan through strategic exploration of diverse business forms.

Raw materials and consumables used were US$67.7 million, representing an increase of 2.9% from US$65.8 million in the same period of 2023. As a percentage of revenue, raw materials and consumables used decreased to 32.4% in the fourth quarter of 2024 from 34.8% in the same period of 2023. This decrease was primarily attributable to (i) enlargement of business scale driven by revenue increase; and (ii) the optimization of the Company’s procurement costs.

Staff costs were US$67.2 million, representing an increase of 9.6% from US$61.3 million in the same period of 2023. The increase was primarily due to (i) an increase in the number of employees in line with restaurant network expansion compared to the same period of 2023, along with an increase in guest visits and table turnover rate; and (ii) the Company’s operational strategy of ensuring a sufficient number of employees to provide superior customer experience in catering services, product quality, restaurant environment and food safety. As a percentage of revenue, staff costs remained relatively stable at 32.2% in the fourth quarter of 2024, compared to 32.4% in the fourth quarter of 2023.

Income from operation5 was US$17.5 million, representing an increase of 44.6% from US$12.1 million in the same period of 2023. Income from operation margin4 was 8.4%, compared to 6.4% in the same period of 2023. This increase in income from operations was mainly attributable to (i) an increase in revenue and table turnover rate as described above; and (ii) an improvement in operational efficiency, especially through the optimization of the global supply chain and enhanced cost control.

Loss for the period was US$11.6 million, compared to a profit of US$23.3 million in the same period of 2023. This change was mainly due to an increase in net foreign exchange loss of US$40.4 million, primarily attributable to foreign exchange fluctuations, particularly the depreciation of local currencies against the U.S. dollar, which is partially offset by (i) an increase in revenue driven by ongoing business expansion and continuous efforts in increasing guest visits and table turnover rate; and (ii) an improvement in operational efficiency.

Basic and diluted net loss per share were both US$0.02, compared to a basic and diluted net profit per share of US$0.04 in the same period of 2023.

5 Calculated by excluding interest income, finance costs, unrealized foreign exchange differences arising from remeasurement of balances which are not denominated in functional currency, net gain arising on financial assets at fair value through profit or loss and income tax expense from profit (loss) for the year/period.

Full Year 2024 Financial Results

Revenue was US$778.3 million, representing an increase of 13.4% from US$686.4 million in the full year of 2023.

•	Revenue from Haidilao restaurant operations was US$747.3 million, representing an increase of 13.0% from US$661.2 million in the full year of 2023. The increase was mainly driven by (i) the enhanced Haidilao restaurant operations driven by improved table turnover rates and customer traffic growth through the Company’s continuous efforts; and (ii) the continued strategic expansion of its business network throughout 2024.
•	Revenue from delivery business was US$11.3 million, representing an increase of 15.3% from US$9.8 million in the full year of 2023, primarily due to (i) the growth of the Company’s brand influence; and (ii) its continuous efforts in promoting its food delivery services by collaborating with local food delivery platforms.
•	Revenue from other business was US$19.7 million, representing an increase of 27.9% from US$15.4 million in the full year of 2023, driven by (i) the increasing popularity of hot pot condiment products and Haidilao-branded and sub-branded food products among local customers and retailers; and (ii) the incubation of secondary branded restaurants through the strategic exploration of diverse business forms.

Raw materials and consumables used were US$257.7 million, representing an increase of 9.8% from US$234.7 million in the full year of 2023. As a percentage of revenue, raw materials and consumables used decreased to 33.1% in the full year of 2024 from 34.2% in the full year of 2023. This decrease was primarily attributable to (i) enlargement of business scale driven by revenue increase; (ii) the optimization of the Group’s procurement costs; and (iii) the enhancement of its restaurant management strategies, including the development of localized supply chains tailored to restaurant operations.

Staff costs were US$259.3 million, representing an increase of 14.7% from US$226.0 million in the full year of 2023. The increase was primarily due to the increase in the number of employees, which was in line with (i) the expansion of the restaurant network; (ii) the increase in guest visits and table turnover rate; and (iii) our operation strategy of ensuring sufficient number of employees to provide superior customer experience in catering services, product quality, restaurant environment and food safety, as well as the increase in statutory minimum wages in certain countries where we operated. As a percentage of revenue, the Group’s staff costs increased from 32.9% in 2023 to 33.3% in 2024.

Income from operation5 was US$53.3 million, representing an increase of 23.7% from US$43.1 million in the full year of 2023. Income from operation margin4 was 6.8%, compared to 6.3% in the full year of 2023. This increase in income from operations was mainly attributable to an increase in the Group’s revenue with economies of scale driving optimization of operating expenses, as well as an improvement in gross profit margin driven by supply chain optimization.

Profit for the year was US$21.4 million, representing a decrease of 15.4% from US$25.3 million in 2023. This change was primarily due to the increase in net foreign exchange loss of US$14.7 million, driven mainly by foreign exchange fluctuations, particularly the depreciation of local currencies against the U.S. dollar, which is partially offset by (ii) an increase in revenue driven by ongoing business expansion and continuous efforts in increasing guest visits and table turnover rate; and (iii) an improvement in operational efficiency.

Basic and diluted net profit per share were both US$0.04, compared to US$0.05 in the full year of 2023.

Non-IFRS Financial Measure

In evaluating the Group’s business, the Group considers and uses a non-IFRS measure, restaurant level operating profit margin, which is calculated by dividing (i) restaurant level operating profit by (ii) restaurant level revenue, as supplemental measures to review and assess its operating performance. The presentation of these non-IFRS financial measures is not intended to be considered in isolation or as a substitute for the financial information prepared and presented in accordance with IFRS Accounting Standards.

Restaurant level operating profit margin is a supplemental measure of operating performance of the Group’s restaurants and its calculations thereof may not be comparable to similar measures reported by other companies. Restaurant level operating profit margin has limitations as an analytical tool and should not be considered as a substitute for analysis of the Group’s results as reported under IFRS Accounting Standards.

Restaurant level revenue refers to the total revenue generated from the Group’s two major service lines – Haidilao restaurant operations and delivery business.

Restaurant level operating profit is calculated by deducting from restaurant level revenue certain restaurant level costs and expenses, including (i) restaurant level expenses, including cost of restaurant level raw materials and consumables used, restaurant level staff costs, restaurant level property rentals and related expenses, restaurant level utilities expenses, restaurant level depreciation and amortization, restaurant level traveling and communication expenses and other restaurant level expenses, including preopening expenses in each region; and (ii) management fees incurred in each region. The cost of restaurant level raw materials and consumables used included the cost of food ingredients and consumables associated with central kitchens that are used within the Group’s Haidilao restaurants as well as those procured directly from suppliers.

The Group believes that restaurant level operating profit margin is an important measure to evaluate the performance and profitability of each of the Group’s restaurants, individually and in the aggregate. The Group uses restaurant level operating profit margin information to benchmark the Group’s performance versus competitors.

The table set forth below reconciles total revenue to restaurant level revenue:

	For the Year ended December 31,
	2024	2023
	USD’000	USD’000
Total revenue	778,308	686,362
Less: Revenue (Others)	(19,719)	(15,393)
Restaurant level revenue	758,589	670,969

The computation of restaurant level operating margin is as follows:

	For the Year ended December 31,
	2024	2023
	USD’000	USD’000
Restaurant level revenue	758,589	670,969
Less: Restaurant level costs and expenses	(682,075)	(610,695)
Restaurant level operating profit	76,514	60,274
Restaurant level operating margin*	10.1%	9.0%

* Restaurant level operating margin is calculated by dividing (i) restaurant level operating profit by (ii) restaurant level revenue.

The table set forth below reconciles income from operation, the most directly comparable IFRS measure to the restaurant level operating profit.

	For the Year ended December 31,
	2024	2023
	USD’000	USD’000
Income from operation(1)	53,311	43,121
Less:
Revenue (Others)	(19,719)	(15,393)
Other income(2)	(2,449)	(4,849)
Add non-restaurant level cost and expenses(3):
Raw materials and consumables used(4)	10,343	8,021
Staff costs	10,992	10,349
Rentals and related expenses	989	730
Utilities expenses	1,783	1,431
Depreciation and amortization	6,353	7,864
Traveling and communication expenses	995	768
Listing expenses	2,460	1,745
Other expenses	10,136	11,100
Other gains (losses) – net(5)	1,320	(4,613)
Restaurant level operating profit	76,514	60,274
Restaurant level operating margin	10.1%	9.0%

Notes:

(1)	Income from operation is calculated by profit for the year excluding interest income (included within other income), finance costs, unrealized foreign exchange differences arising from remeasurement of balances which are not denominated in functional currency, net gain arising on financial assets at FVTPL and income tax expense.

(2)	Other income primarily consists of the subsidies received from the local governments for the Group’s business development but does not include non-operating interest income.

(3)	Non-restaurant level cost and expenses mainly relate to costs associated with Revenue (Others), operational costs and expenses associated with central kitchens, and corporate and unallocated costs.

(4)	Raw materials and consumables used in non-restaurant level operations mainly relate to cost of food ingredients purchased by central kitchens that are not used for Haidilao restaurants, but which are used for sales of hot pot condiment products and food under Haidilao brand and secondary brands to local guests and retailers.

(5)	Other gains (losses) – net primarily consist of net impairment (loss) reversal recognized in respect of property, plant and equipment and right-of-use assets, but do not include unrealized foreign exchange differences arising from remeasurement of balances which are not denominated in functional currency and net gain arising on financial assets at FVTPL.

Operational Highlights

Haidilao Restaurant Performance

The following table summarizes key performance indicators of Haidilao’s restaurants for the periods indicated.

	As of December 31,
	2024	2023
Number of restaurants
Southeast Asia	73	70
East Asia	19	17
North America	20	18
Others(1)	10	10
Total	122	115

	For the Three Months Ended December 31,		For the Year Ended December 31,
	2024	2023	2024	2023
Total guest visits (million)
Southeast Asia	5.4	5.0	20.7	18.8
East Asia	0.9	0.8	3.3	2.9
North America	1.1	0.9	3.7	3.0
Others(1)	0.6	0.6	2.2	2.0
Overall	8.0	7.3	29.9	26.7

Table turnover rate(2) (times per day)
Southeast Asia	3.7	3.8	3.7	3.5
East Asia	4.8	4.1	4.4	3.6
North America	4.2	4.3	4.1	3.7
Others(1)	4.2	4.1	3.9	3.8
Overall	3.9	3.9	3.8	3.5

Average spending per guest(3) (US$)
Southeast Asia	19.5	19.1	19.6	19.5
East Asia	28.4	28.2	28.3	27.8
North America	41.0	43.6	42.3	45.3
Others(1)	39.3	40.9	41.6	40.2
Overall	25.0	24.7	25.0	24.8

Average daily revenue per restaurant(4) (US$ in thousands)
Southeast Asia	16.0	15.6	15.7	15.0
East Asia	19.2	15.3	17.1	12.9
North America	24.3	23.1	22.0	20.4
Others(1)	26.1	25.5	24.9	23.6
Overall	18.7	17.7	17.7	16.3

Notes:

(1)	Others include Australia, the United Kingdom, and the United Arab Emirates.

(2)	Calculated by dividing total number of tables served for the years/periods by the product of total Haidilao restaurant operation days for the year/period and average table count during the year/period in the same geographic region.

(3)	Calculated by dividing gross revenue of Haidilao restaurant operation for the years/periods by total guests served for the years/periods in the same geographic region.

(4)	Calculated by dividing the revenue of Haidilao restaurant operation for the years/periods by the total Haidilao restaurant operation days of the years/periods in the same geographic region.

Same-Store Sales

The following table sets forth details of the Company’s same store sales for the periods indicated.

	As of/For the Three Months Ended December 31,		As of/For the Year Ended December 31,
	2024	2023	2024	2023
Number of Same Stores(1)
Southeast Asia	63		60
East Asia	14		13
North America	18		18
Others(5)	10		7
Total	105		98

Same Store Sales(2) (US$ in thousands)
Southeast Asia	95,717	94,391	360,213	348,237
East Asia	24,636	20,908	79,970	65,545
North America	40,619	38,638	147,834	135,311
Others(5)	24,029	23,559	65,974	61,599
Total	185,001	177,496	653,991	610,692

Average same store sales per day(3) (US$ in thousands)
Southeast Asia	16.5	16.3	16.4	16.0
East Asia	19.1	16.2	16.8	13.9
North America	24.5	23.3	22.4	20.6
Others(5)	26.2	25.7	26.1	24.4
Total	19.2	18.4	18.3	17.1

Average same store table turnover rate(4) (times/day)
Southeast Asia	3.8	3.9	3.8	3.6
East Asia	4.8	4.3	4.3	3.6
North America	4.2	4.3	4.1	3.7
Others(5)	4.2	4.1	3.9	3.7
Total	4.0	4.0	3.9	3.6

Notes:

(1)	Includes restaurants that commenced operations prior to the beginning of the years/periods under comparison and opened for more than 75 days in the fourth quarter and opened for more than 300 days in the full year of 2023 and 2024, respectively.

(2)	Refers to the aggregate gross revenue from Haidilao restaurant operation at the Company’s same stores for the years/periods indicated.

(3)	Calculated by dividing the gross revenue from Haidilao restaurant operation for the years/periods by the total Haidilao restaurant operation days at the Company’s same stores for the years/periods.

(4)	Calculated by dividing the total tables served for the years/periods by the product of total Haidilao restaurant operation days for the year/period and average table count at the Company’s same stores during the years/periods.

(5)	Others include Australia, the United Kingdom, and the United Arab Emirates.

About Super Hi

Super Hi operates Haidilao hot pot restaurants in the international market. Haidilao is a leading Chinese cuisine restaurant brand. With roots in Sichuan from 1994, Haidilao has become one of the most popular and largest Chinese cuisine brands in the world. With over 30 years of brand history, Haidilao is well-loved by guests for its unique dining experience — warm and attentive service, great ambiance and delicious food, standing out among global restaurant chains, which has made Haidilao restaurants into a worldwide cultural phenomenon. Haidilao has been ranked as one of the world’s most valuable restaurant brands for six consecutive years since 2019, earning the title of "World’s Strongest Restaurant Brand" for 2024 (Brand Finance). As of December 31, 2024, Super Hi had 122 self-operated Haidilao restaurants in 14 countries across four continents, making it the largest Chinese cuisine restaurant brand in the international market in terms of number of countries covered by self-operated restaurants.

Forward-Looking Statements

This press release contains statements that may constitute “forward-looking” statements pursuant to the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “aims,” “future,” “intends,” “plans,” “believes,” “estimates,” “likely to” and similar statements. Super Hi may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission (the “SEC”), in its annual report to shareholders, in announcements, circulars or other publications made on the website of The Stock Exchange of Hong Kong Limited (the “SEHK”), in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about Super Hi’s beliefs, plans and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: Super Hi’s operations and business prospects; future developments, trends and conditions in the industry and markets in which Super Hi operates; Super Hi’s strategies, plans, objectives and goals and Super Hi’s ability to successfully implement these strategies, plans, objectives and goals; Super Hi’s ability to maintain an effective food safety and quality control system; Super Hi’s ability to continue to maintain its leadership position in the industry and markets in which Super Hi operates; Super Hi’s dividend policy; Super Hi’s capital expenditure plans; Super Hi’s expansion plans; Super Hi’s future debt levels and capital needs; Super Hi’s expectations regarding the effectiveness of its marketing initiatives and the relationship with third-party partners; Super Hi’s ability to recruit and retain qualified personnel; relevant government policies and regulations relating to Super Hi’s industry; Super Hi’s ability to protect its systems and infrastructures from cyber-attacks; general economic and business conditions globally; and assumptions underlying or related to any of the foregoing. Further information regarding these and other risks is included in Super Hi’s filings with the SEC and the announcements and filings on the website of the SEHK. All information provided in this press release is as of the date of this press release, and Super Hi does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

Contacts

Investor Relations
Email: superhi_ir@superhi-inc.com

Phone: +1 (212) 574-7992

Public Relations
Email: media.hq@superhi-inc.com

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF PROFIT OR LOSS AND OTHER COMPREHENSIVE INCOME

	For the three months ended December 31,		For the years ended December 31,
	2024	2023	2024	2023
	USD’000	USD’000	USD’000	USD’000
Revenue	208,762	189,179	778,308	686,362
Other income	2,167	851	7,523	6,695
Raw materials and consumables used	(67,684)	(65,774)	(257,723)	(234,715)
Staff costs	(67,171)	(61,262)	(259,293)	(226,033)
Rentals and related expenses	(5,661)	(5,547)	(20,136)	(17,161)
Utilities expenses	(7,131)	(6,716)	(28,358)	(26,054)
Depreciation and amortization	(21,572)	(18,994)	(80,972)	(78,557)
Travelling and communication expenses	(1,723)	(1,897)	(6,449)	(5,756)
Listing expenses	-	(1,745)	(2,460)	(1,745)
Other expenses	(20,488)	(18,108)	(70,735)	(62,682)
Other gains and losses - net	(25,656)	17,714	(17,924)	1,177
Finance costs	(2,448)	(2,268)	(8,538)	(8,424)
(Loss) Profit before tax	(8,605)	25,433	33,243	33,107
Income tax expense	(3,003)	(2,164)	(11,844)	(7,850)
(Loss) Profit for the period/year	(11,608)	23,269	21,399	25,257

Other comprehensive income (expense)
Item that may be reclassified subsequently to profit or loss:
Exchange differences arising on translation of foreign operations	12,362	(9,961)	12,028	4,627
Total comprehensive income for the period/year	754	13,308	33,427	29,884

(Loss) Profit for the period/year attributable to:
Owners of the Company	(11,340)	23,506	21,801	25,653
Non-controlling interests	(268)	(237)	(402)	(396)
	(11,608)	23,269	21,399	25,257

Total comprehensive income attributable to:
Owners of the Company	1,022	13,545	33,829	30,280
Non-controlling interests	(268)	(237)	(402)	(396)
	754	13,308	33,427	29,884

(Loss) Earnings per share
Basic and diluted (USD)	(0.02)	0.04	0.04	0.05

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

	As at December 31,	As at December 31,
	2024	2023
	USD’000	USD’000
Non-current Assets
Property, plant and equipment	151,901	168,724
Right-of-use assets	185,514	167,641
Intangible assets	278	402
Deferred tax assets	3,799	1,995
Other receivables	1,961	1,961
Prepayment	373	295
Rental and other deposits	17,372	16,903
	361,198	357,921

Current Assets
Inventories	31,521	29,762
Trade and other receivables and prepayments	30,754	29,324
Rental and other deposits	3,378	3,882
Pledged bank deposits	2,855	3,086
Bank balances and cash	254,719	152,908
	323,227	218,962

Current Liabilities
Trade payables	30,711	34,375
Other payables	38,100	34,887
Amounts due to related parties	1,329	842
Tax payable	5,411	9,556
Lease liabilities	41,407	38,998
Contract liabilities	9,669	8,306
Provisions	1,941	1,607
	128,568	128,571

Net Current Assets	194,659	90,391

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

	As at December 31,	As at December 31,
	2024	2023
	USD’000	USD’000
Non-current Liabilities
Deferred tax liabilities	7,504	1,347
Lease liabilities	171,219	163,947
Contract liabilities	2,980	3,098
Provisions	12,493	7,799
	194,196	176,191

Net Assets	361,661	272,121

Capital and Reserves
Share capital	3	3
Shares held under share award scheme	*	*
Share premium	550,593	494,480
Reserves	(190,568)	(224,397)
Equity attributable to owners of the Company	360,028	270,086
Non-controlling interests	1,633	2,035
Total Equity	361,661	272,121

*	Less than USD1,000

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

	For the three months ended December 31,		For the years ended December 31,
	2024	2023	2024	2023
	USD’000	USD’000	USD’000	USD’000
Net cash from operating activities	30,995	30,391	119,696	114,045
Net cash from (used in) investing activities	23,347	57,277	(27,616)	(11,775)
Net cash (used in) from financing activities	(8,813)	(10,823)	12,577	(43,787)
Net increase in cash and cash equivalents	45,529	76,845	104,657	58,483
Cash and cash equivalents at beginning of the period/year	215,162	75,271	152,908	93,878
Effect of foreign exchange rate changes	(5,972)	792	(2,846)	547
Cash and cash equivalents at end of the period/year	254,719	152,908	254,719	152,908